From the Desk of

Laurence J. Pino, Esquire

August 19, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated May 12, 2024

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated May 12, 2024 addressed to Tom Berry, Chief Executive Officer of the Company.

This Letter serves as the promised follow-up to our June 3, 2024 submission in which we responded to Items 1-6 of the SEC Letter. Per that prior communication and pursuant to my conversation with you, Mr. Regan, we are now providing the outstanding responses for Items 7-8 in this Letter.

Audited Financial Statements, page 60

7.	We have now provided Part F/S of the submission which contains the Audited Financial Statements.

Exhibits

8.	We have made the requested revisions and re-formatted Table III in Exhibit 15.1 to provide annual disclosures for each program, as per your instructions. Regarding the disclosure of income, cash flow, and distributions, we have updated the summary information to include details extracted from the financial statements, rather than just providing totals. Regarding the estimated value per share: the initial valuation was set at the time of each private Regulation D Offering and remained constant. There was no secondary market for these Units outside of sales by the Sponsor within each respective Offering. As such, the value per share as disclosed at the time of each Offering is the same as it remains today.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

This completes our submission addressing the points for Items 1-8 from the Commission’s Letter to our client dated May 12, 2024. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC